

First Midwest Bancorp

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.



First Midwest Bancorp

2003 & Beyond

Markets





◆ **Illinois (IL)**

Population: 12.7 Million- 5th Largest
Deposits: $283 Billion- 3rd Largest

◆ **Chicago MSA**

(Cook & 8 Surrounding Counties)

Population: 8.5 Million - 67% of IL; 2nd largest MSA

Deposits: $211 Billion - 75% of IL

Dep. Concent: 40.8% - #87 MSA

◆ **FMB Metro Chicago Footprint**

(Lake, DuPage, Will and McHenry County Cook not included)

Population: 2.4 million

Deposits: $51 billion

Dep. Concent: 26.8%

Source: Branchsource CD and online info, June 2002 US Census

Full Year 2002 Highlights


First Midwe

	12/31/02	12/31/01	% Change
Net Income	$ 90,150	$ 82,138	9.75%
Diluted EPS	$ 1.86	$ 1.63	14.11%
Return on Average Assets	1.53%	1.43%	7.0%
Return on Average Equity	18.82%	17.89%	5.2%
Net Interest Margin	4.28%	4.10%	4.4%
Efficiency Ratio	48.20%	49.65%	- 2.9%
Non Performing Assets Ratio	.53%	.61%	- 13.1%
Net Charge-off to Average Net Loans	.45%	.49%	- 8.2%

2nd Quarter 2003 Highlights

	6/30/03	6/30/02	% Change
Net Income	$ 24,647	$ 22,934	7.47%
Diluted EPS	$ .53	$ .47	12.77%
Return on Average Assets	1.59%	1.57%	1.3%
Return on Average Equity	19.40%	19.60%	- 1.0%
Net Interest Margin	4.01%	4.43%	- 9.5%
Efficiency Ratio	49.92%	49.15%	1.6%
Non Performing Assets Ratio	.61%	.48%	27.1%
Net Charge-off to Average Net Loans	.17%	.36%	- 52.8%

First Midwest

2002 Performance In Context
1993-2002

First Midwest

Earnings Per Share   **10% CAGR**
  ($.75 to $1.86)

Net Income   **8% CAGR**
($42,300,000 to $90,150,000)

Return on Assets   **42% Improvement**
  (1.08% to 1.53%)

Nonperforming Asset Ratio   **59% Improvement**
  (1.29% to .53%)[1]

Efficiency Ratio   **23% Improvement**
  (63.0% to 48.2%)[1]

(1)   Data referenced is for the period 1994-2002

Shareholder Value



Stock Highlights: 6/30/03

Shares Outstanding **46.5 Mil**

Avg. Daily Volume **75,000**

Shareholders **7,500**

- **Insider:** **8%**
- **Institutional:** **43%**
- **All Others:** **49%**

Market Capitalization **$ 1.3 Bil**

Market Price **$ 28.81**

Price/Book **2.6x**

Price/2002 Earnings **15.4x**

Price/2003 Earnings[1] **14.7x**

(1) Based on Consensus Estimate



Shareholder Value Trends
1993-2002

Market Cap (**$B**)   **7.9% CAGR**
  ($.590 to $1.261)

Dividends   **10.6% CAGR**
  ($.26 to $.70)

What Accounts For The Trend?

Six Significant Factors

I.   Management Experience/Continuity

II.   Mission Based Business Approach driven by Dedicated Strategic Planning Discipline

III. Mature Credit Control Culture

IV.   Operational Control Tied To Continuous Business Process Improvement

V.   Strength of Treasury Management

VI.   Comprehensive Sales Process


Focused On Enormous Market Potential

	FMB Metro Chicago Footprint	Illinois	United States
2002-2007 Population Growth	11.8%	6.0%	5.2%
Average HH Income	$88,159	$63,140	$58,330
% of Households with HH Income >$150,000	8.6%	5.2%	4.8%
Median Home Value	$123,902	$80,871	$93,807
% Households Owning Home	76.4%	63.1%	60.1%

Note: FMB Metro Chicago Footprint defined as DuPage, Lake, Will, McHenry County (does not include Cook county and outer FMB markets) Source: Branchsource Online; 2000 Census Data

OPPORTUNITIES

- Within Our Client Base

- Within Our Immediate Market Footprint

New Business Opportunities



First Midwe...

	Client Opportunity	Market Opportunity
Retail Deposits	$850 million	$30 billion
Retail Loans	$8.5 billion	$61 billion
Commercial Deposits	$297 million	$8.7 billion
Commercial Loans	$848 million	$9.7 billion
Trust Assets	$8.0 billion	$73 billion

Source: Primary and secondary client research, average account balances, Branchsource online, US Census



In Conclusion

- We have carefully prepared ourselves for the competitive environment which we face

- There is enormous opportunity in both our client base and in the market place

- We have a comprehensive approach to retail and commercial markets

- Our confidence in our ability to execute in these markets is based upon our historical record of success





Addendum

First Midwest Mission Statement

First Midwest Mission Statement



We are in the business of helping clients achieve financial success throughout their economic life. We do by focusing on the broad range of their **financial needs** and delivering **quality services** that truly fulfill those needs.

We believe that only if each of us, those dealing directly with clients as well as those who support client contact people, assumes **personal responsibility** for the financial success of every client we come in contact with, will their success be assured.

We further believe that in fulfilling clients' financial needs we are **creating significant value** for them while at the same time creating value for ourselves and the company.

The financial success of our clients, thusly, will define our success as well as the company.



Selected Financial Information

First Midwest Bancorp, Inc.
Selected Financial Information
(Amounts in thousands, except per share data)

	2003			2002					2001			2000
	June 30/YTD	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	Dec. 31/YTD
Period-End Balance Sheet												
Total assets	$ 6,455,651	$ 6,455,651	$ 6,050,593	$ 5,980,533	$ 5,980,533	$ 6,073,530	$ 5,910,959	$ 5,842,789	$ 5,667,919	$ 5,667,919	$ 5,819,571	$ 5,906,484
Securities HTM - amortized cost	89,955	89,955	77,878	69,832	69,832	59,275	69,880	72,698	65,584	65,584	63,632	62,288
Securities HTM - fair market value	90,096	90,096	78,344	69,987	69,987	59,428	70,014	72,830	65,747	65,747	63,410	63,008
Securities AFS - fair market value	2,371,459	2,371,459	2,094,071	2,021,767	2,021,767	2,158,670	1,993,905	1,931,552	1,795,250	1,795,250	1,853,760	2,152,657
Mortgages held for sale	19,866	19,866	18,160	18,521	18,521	15,670	9,919	10,306	15,240	15,240	10,966	5,438
Loans:												
Commercial	990,423	990,423	936,436	897,845	897,845	914,531	897,603	854,039	827,281	827,281	853,478	817,208
Agricultural	83,182	83,182	82,134	91,381	91,381	87,590	87,620	82,029	87,188	87,188	85,010	67,736
Real estate - commercial	1,023,487	1,023,487	1,012,250	1,019,989	1,019,989	990,526	982,432	996,295	998,857	998,857	998,802	900,781
Real estate - construction	381,439	381,439	376,715	344,509	344,509	317,136	323,525	323,754	314,993	314,993	313,857	272,647
Real estate - 1-4 family	129,428	129,428	128,401	138,302	138,302	155,090	168,691	179,672	196,741	196,741	217,275	250,635
Direct consumer	506,995	506,995	501,969	504,048	504,048	513,902	503,219	496,964	495,941	495,941	495,672	479,736
Indirect consumer	384,038	384,038	401,376	410,772	410,772	419,618	429,391	440,989	451,305	451,305	484,154	444,453
Total loans	3,498,992	3,498,992	3,439,281	3,406,846	3,406,846	3,398,393	3,392,481	3,373,742	3,372,306	3,372,306	3,448,248	3,233,196
Other Assets:												
Other earning assets	1,122	1,122	875	11,745	11,745	5,036	4,610	9,344	4,334	4,334	3,762	18,070
Total earning assets	5,981,394	5,981,394	5,630,265	5,528,711	5,528,711	5,637,044	5,470,795	5,397,642	5,252,714	5,252,714	5,380,368	5,471,649
Corporate owned life insurance	143,884	143,884	142,658	141,362	141,362	139,902	138,287	136,819	135,280	135,280	133,412	126,860
Intangibles:												
Goodwill	34,806	34,806	16,397	16,397	16,397	16,397	16,397	16,397	16,397	16,397	16,937	18,557
Mortgage servicing rights	-	-	-	-	-	-	-	-	-	-	-	-
Other intangibles	892	892	-	-	-	373	755	1,138	1,313	1,313	1,490	2,115
Total intangibles	35,698	35,698	16,397	16,397	16,397	16,770	17,152	17,535	17,710	17,710	18,427	20,672
Deposits:												
Demand deposits	858,040	858,040	805,142	789,392	789,392	803,499	776,471	733,217	738,175	738,175	727,486	705,404
Interest bearing deposits	3,669,363	3,669,363	3,390,326	3,383,562	3,383,562	3,456,263	3,448,369	3,436,961	3,455,746	3,455,746	3,452,008	3,546,801
Total deposits	4,527,403	4,527,403	4,195,468	4,172,954	4,172,954	4,259,762	4,224,840	4,170,178	4,193,921	4,193,921	4,179,494	4,252,205
Fed funds purchased and repurchase agreements	787,510	787,510	752,895	662,408	662,408	663,846	770,351	849,370	701,851	701,851	872,013	1,035,872
Other borrowed funds	525,000	525,000	525,000	575,000	575,000	575,000	375,000	325,000	270,000	270,000	245,000	110,000
Common equity	$ 508,004	$ 508,004	$ 492,822	$ 491,953	$ 491,953	$ 497,336	$ 477,162	$ 446,823	$ 447,267	$ 447,267	$ 457,297	$ 446,723
Average Balance Sheet												
Total assets	$ 6,107,727	$ 6,208,795	$ 6,005,885	$ 5,901,898	$ 5,997,371	$ 5,992,181	$ 5,850,117	$ 5,764,372	$ 5,749,389	$ 5,745,384	$ 5,738,571	$ 5,807,108
Securities - HTM taxable	13,602	13,528	13,675	43,310	50,428	46,079	38,536	38,029	23,829	24,708	23,928	22,631
Securities - HTM tax-exempt	65,356	71,380	59,266	54,900	44,179	59,110	61,959	54,418	66,459	61,427	69,617	21,478
Securities - AFS taxable	1,455,058	1,470,407	1,439,538	1,463,643	1,502,245	1,513,220	1,433,349	1,404,135	1,391,278	1,304,382	1,319,869	1,720,841
Securities - AFS tax-exempt	610,882	644,152	577,242	476,946	489,370	471,999	472,538	473,761	478,361	476,480	477,918	485,785
Total loans	3,436,407	3,464,117	3,408,390	3,382,508	3,395,872	3,391,423	3,381,871	3,360,377	3,349,890	3,410,233	3,403,769	3,173,883
Other earning assets	26,492	30,729	22,210	19,465	23,075	26,607	15,646	12,330	19,621	22,834	23,836	22,204
Total earning assets	5,607,797	5,694,313	5,520,321	5,440,772	5,505,169	5,508,438	5,403,899	5,343,050	5,329,438	5,300,064	5,318,937	5,446,822
Deposits:												
Demand deposits	782,859	794,815	770,770	744,295	777,895	752,159	734,261	712,057	689,394	719,121	698,963	664,683
Savings	489,840	499,735	479,835	454,588	466,508	460,019	457,947	433,456	435,575	418,074	414,357	467,746
NOW accounts	620,207	630,916	609,381	600,924	600,461	590,701	600,445	612,332	409,608	492,261	384,123	388,103
Super NOW's	134,187	151,007	117,180	122,710	142,252	166,970	107,121	73,251	92,192	91,458	120,576	86,005
Money markets	561,929	588,490	535,073	552,440	535,429	548,053	556,484	570,216	572,973	603,887	605,053	489,589
Core transactional deposits	2,589,022	2,664,963	2,512,239	2,474,957	2,522,545	2,517,902	2,456,258	2,401,312	2,199,742	2,324,801	2,223,072	2,096,126
Time deposits > $100,000	540,348	549,788	530,803	599,653	577,551	607,307	627,467	586,299	689,638	669,187	719,549	716,199
Time deposits < $100,000	1,088,466	1,081,330	1,095,683	1,139,364	1,113,063	1,142,306	1,152,173	1,150,294	1,281,519	1,196,302	1,241,401	1,303,715
Total deposits	4,217,836	4,296,081	4,138,725	4,213,974	4,213,159	4,267,515	4,235,898	4,137,905	4,170,899	4,190,290	4,184,022	4,116,040
FFP, repos, other borrowed funds	1,314,709	1,332,278	1,296,945	1,150,028	1,217,538	1,172,760	1,094,120	1,114,313	1,066,674	1,032,241	1,050,214	1,240,540
Total funding sources	5,532,545	5,628,359	5,435,670	5,364,002	5,430,697	5,440,275	5,330,018	5,252,218	5,237,573	5,222,531	5,234,236	5,356,580
Common equity	505,442	509,565	501,273	479,105	497,503	487,493	469,372	461,564	459,232	462,691	453,912	394,081

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2003			2002					2001			2000
	YTD/June 30	2nd Quarter	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	YTD/Dec. 31
Income Statement												
Interest income	$ 148,090	$ 73,525	$ 74,565	$ 329,664	$ 78,221	$ 83,259	$ 84,241	$ 83,943	$ 385,218	$ 88,064	$ 95,351	$ 421,517
Interest expense	43,305	20,881	22,424	110,910	25,468	27,801	27,945	29,696	180,838	34,216	42,072	231,906
Net interest income	104,785	52,644	52,141	218,754	52,753	55,458	56,296	54,247	204,380	53,848	53,279	189,611
Loan loss provision	5,070	2,540	2,530	15,410	4,235	3,020	3,100	5,055	19,084	6,313	5,248	9,094
Service charges on deposit accounts	13,359	7,078	6,281	25,362	6,948	6,439	6,219	5,756	24,148	6,505	6,062	21,341
Trust revenue	5,321	2,768	2,553	10,309	2,507	2,543	2,551	2,708	10,445	2,535	2,589	10,671
Mortgage banking revenues	-	-	-	-	-	-	-	-	-	-	-	395
Corporate owned life insurance	2,522	1,226	1,296	6,728	1,460	1,831	1,739	1,698	8,190	1,968	1,935	6,517
Gains/(losses) on available for sale securities	3,401	3,335	66	460	427	9	24	-	790	33	55	1,238
Gains/(losses) on early extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-
Other income	14,376	6,808	7,568	24,132	6,236	6,067	5,849	5,980	25,293	6,392	6,597	23,036
Total noninterest income	38,979	21,215	17,764	66,991	17,578	16,889	16,382	16,142	68,866	17,433	17,238	63,198
Salaries and benefits	41,425	21,413	20,012	80,626	19,833	21,017	20,217	19,559	76,780	19,726	19,519	75,707
Occupancy and equipment	11,117	5,526	5,591	22,067	5,462	5,638	5,570	5,397	21,997	4,890	5,331	21,535
Foreclosed property expense	296	144	152	1,638	466	409	588	175	300	100	52	383
Goodwill amortization	-	-	-	-	-	-	-	-	2,160	540	540	2,160
Other intangibles amortization	-	-	-	1,313	374	383	382	174	803	178	179	874
Other expenses	21,954	10,871	11,083	42,408	9,561	10,659	11,857	10,331	43,316	11,226	11,263	43,757
Total noninterest expense	74,792	37,954	36,838	148,052	35,696	38,106	38,614	35,636	145,356	36,660	36,884	144,416
Pre-tax earnings	63,902	33,365	30,537	122,283	30,400	31,221	30,964	29,698	108,806	28,308	28,385	99,299
Income taxes	16,525	8,718	7,807	32,133	7,934	8,542	8,030	7,627	26,668	7,034	7,136	23,759
Net income	$ 47,377	$ 24,647	$ 22,730	$ 90,150	$ 22,466	$ 22,679	$ 22,934	$ 22,071	$ 82,138	$ 21,274	$ 21,249	$ 75,540
Basic earnings per share	$ 1.01	$ 0.53	$ 0.48	$ 1.88	$ 0.47	$ 0.47	$ 0.47	$ 0.45	$ 1.64	$ 0.44	$ 0.43	$ 1.47
Diluted earnings per share	$ 1.01	$ 0.53	$ 0.48	$ 1.86	$ 0.47	$ 0.47	$ 0.47	$ 0.45	$ 1.63	$ 0.43	$ 0.42	$ 1.46
Weighted average shares outstanding	46,779	46,583	46,978	48,074	47,425	47,839	48,403	48,647	50,057	48,815	49,728	51,314
Weighted average diluted shares outstanding	47,049	46,871	47,229	48,415	47,714	48,146	48,774	49,047	50,401	49,233	50,119	51,604
Tax equivalent adjustment [1]	$ 8,322	$ 4,400	$ 3,922	$ 14,014	$ 3,700	$ 3,244	$ 3,557	$ 3,513	$ 14,237	$ 3,486	$ 3,544	$ 15,371
Net interest income (FTE) [1]	$ 113,107	$ 57,044	$ 56,063	$ 232,768	$ 56,453	$ 58,702	$ 59,853	$ 57,760	$ 218,617	$ 57,334	$ 56,823	$ 204,982
Stock and related per share data:												
Book value	$ 10.92	$ 10.92	$ 10.58	$ 10.42	$ 10.42	$ 10.44	$ 9.91	$ 9.21	$ 9.18	$ 9.18	$ 9.31	$ 8.75
Tangible book value	10.15	10.15	10.23	10.07	10.07	10.09	9.55	8.85	8.82	8.82	8.94	8.34
Dividends declared per share	0.38	0.19	0.19	0.70	0.19	0.17	0.17	0.17	0.65	0.17	0.16	0.59
Market price - period high	29.87	29.87	28.12	32.16	28.79	30.13	32.16	29.81	29.81	29.81	28.00	23.40
Market price - period low	24.89	25.55	24.89	23.34	23.80	23.34	26.24	27.01	20.65	24.54	23.04	16.80
Closing price at period end	$ 28.81	$ 28.81	$ 25.81	$ 26.71	$ 26.71	$ 26.86	$ 27.78	$ 29.04	$ 29.19	$ 29.19	$ 27.02	$ 23.00
Closing price to book value	2.6	2.6	2.4	2.6	2.6	2.6	2.8	3.2	3.2	3.2	2.9	2.6
Period end shares outstanding	46,534	46,534	46,582	47,206	47,206	47,616	48,165	48,534	48,725	48,725	49,109	51,082
Period end treasury shares	10,393	10,393	10,345	9,721	9,721	9,311	8,762	8,393	8,202	8,202	7,818	5,845
Number of shares repurchased	790	123	667	1,866	417	564	457	428	2,604	468	1,071	606
Common dividends	$ 17,721	$ 8,854	$ 8,867	$ 33,558	$ 8,981	$ 8,105	$ 8,201	$ 8,271	$ 32,416	$ 8,336	$ 7,899	$ 30,373
Other Key Ratios/Data:												
Return on average equity [2]	18.90%	19.40%	18.39%	18.82%	17.92%	18.46%	19.60%	19.39%	17.89%	18.24%	18.57%	19.17%
Return on average assets [2]	1.56%	1.59%	1.53%	1.53%	1.49%	1.50%	1.57%	1.55%	1.43%	1.47%	1.47%	1.30%
Net interest margin [1]	4.03%	4.01%	4.06%	4.28%	4.10%	4.26%	4.43%	4.32%	4.10%	4.33%	4.27%	3.76%
Yield on average earning assets [1]	5.58%	5.47%	5.69%	6.32%	5.95%	6.28%	6.50%	6.55%	7.50%	6.91%	7.44%	8.02%
Cost of funds	1.82%	1.73%	1.92%	2.40%	2.19%	2.37%	2.43%	2.62%	3.98%	3.04%	3.71%	4.94%
Efficiency ratio [1]	49.54%	49.92%	49.16%	48.20%	47.24%	49.08%	49.15%	47.26%	49.65%	48.08%	48.92%	53.09%
Net noninterest expense ratio [2]	1.29%	1.30%	1.29%	1.38%	1.23%	1.41%	1.53%	1.37%	1.34%	1.33%	1.36%	1.42%
Full time equivalent employees - end of period	1,558	1,558	1,526	1,517	1,517	1,513	1,515	1,534	1,544	1,544	1,530	1,518
Number of bank offices	67	67	66	67	67	68	69	69	69	69	71	73

Note: Discussion of footnotes (1) and (2) are located at the end of this document.

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2003			2002					2001			2000
	June 30/YTD	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	Dec. 31/YTD
Parent Company Data:												
Parent investment in subsidiaries - end of period	$ 484,993	$ 484,993	$ 465,245	$ 461,973	$ 461,973	$ 465,101	$ 443,319	$ 408,395	$ 426,598	$ 426,598	$ 423,319	$ 399,321
Risk-Based Capital Data:												
Tier 1 capital	$ 424,664	$ 424,664	$ 425,122	$ 434,583	$ 434,583	$ 432,771	$ 432,716	$ 427,458	$ 423,983	$ 423,983	$ 421,895	$ 433,610
Tier 2 capital	49,124	49,124	48,020	47,929	47,929	47,919	47,818	47,774	47,745	47,745	47,745	45,093
Total capital	473,788	473,788	473,142	482,512	482,512	480,690	480,534	475,232	471,728	471,728	469,640	478,703
Risk-adjusted assets	$ 4,582,074	$ 4,582,074	$ 4,437,235	$ 4,374,486	$ 4,374,486	$ 4,389,506	$ 4,330,019	$ 4,302,405	$ 4,256,106	$ 4,256,106	$ 4,367,320	$ 4,123,854
Tier 1 capital / risk-based assets	9.27%	9.27%	9.58%	9.93%	9.93%	9.86%	9.99%	9.94%	9.96%	9.96%	9.66%	10.51%
Total capital / risk-based assets	10.34%	10.34%	10.66%	11.03%	11.03%	10.95%	11.10%	11.05%	11.08%	11.08%	10.75%	11.61%
Leverage ratio	6.94%	6.94%	7.15%	7.32%	7.32%	7.28%	7.44%	7.45%	7.43%	7.43%	7.38%	7.36%
Tangible capital ratio	7.36%	7.36%	7.90%	7.97%	7.97%	7.93%	7.80%	7.37%	7.60%	7.60%	7.57%	7.24%
Loan Performance Data:												
Nonaccrual loans:												
Commercial	$ 5,683	$ 5,683	$ 5,342	$ 4,227	$ 4,227	$ 5,079	$ 6,326	$ 8,529	$ 9,601	$ 9,601	$ 11,022	$ 6,440
Real estate - commercial	1,338	1,338	4,516	4,096	4,096	1,566	2,140	2,170	1,737	1,737	4,065	7,694
Real estate - construction	91	91	1,091	1,000	1,000	564	552	1,568	1,903	1,903	2,131	397
Real estate - 1-4 family	982	982	1,266	1,399	1,399	1,292	1,212	1,583	2,077	2,077	2,414	3,275
Direct consumer	927	927	1,047	1,203	1,203	1,071	1,296	989	894	894	1,003	909
Indirect consumer	402	402	334	600	600	416	353	438	635	635	790	1,134
Total nonaccrual loans	9,423	9,423	13,596	12,525	12,525	9,988	11,879	15,277	16,847	16,847	21,425	19,849
Renegotiated / restructured loans	7,328	7,328	-	-	-	-	-	-	-	-	-	-
Nonperforming loans	16,751	16,751	13,596	12,525	12,525	9,988	11,879	15,277	16,847	16,847	21,425	19,849
Foreclosed real estate	4,576	4,576	4,044	5,496	5,496	2,972	4,582	4,289	3,630	3,630	3,651	1,337
Nonperforming assets	21,327	21,327	17,640	18,021	18,021	12,960	16,461	19,566	20,477	20,477	25,076	21,186
Loans past due 90 days + and still accruing	5,723	5,723	7,497	3,307	3,307	9,820	3,564	4,739	5,783	5,783	6,117	7,045
Reserve for loan losses (RLL):												
RLL	$ 49,124	$ 49,124	$ 48,020	$ 47,929	$ 47,929	$ 47,919	$ 47,818	$ 47,774	$ 47,745	$ 47,745	$ 47,745	$ 45,093
Loan loss provision	5,070	2,540	2,530	15,410	4,235	3,020	3,100	5,055	19,084	6,313	5,248	9,094
Net charge-offs by category:												
Commercial	1,242	608	634	5,889	1,992	948	1,525	1,424	4,360	1,489	871	2,029
Real estate - commercial	153	165	(12)	570	105	187	236	42	3,119	1,671	1,235	144
Real estate - construction	(505)	(506)	1	1,123	50	15	36	1,022	-	-	-	-
Real estate - 1-4 family	98	20	78	87	45	17	9	16	124	84	6	177
Consumer	2,887	1,149	1,738	7,557	2,033	1,752	1,250	2,522	8,829	3,069	2,096	4,296
Total net charge-offs	3,875	1,436	2,439	15,226	4,225	2,919	3,056	5,026	16,432	6,313	4,208	6,646
NPA ratios:												
Nonperforming loans / loans	0.48%	0.48%	0.40%	0.37%	0.37%	0.29%	0.35%	0.45%	0.50%	0.50%	0.62%	0.61%
Nonperforming assets / loans + foreclosed RE	0.61%	0.61%	0.51%	0.53%	0.53%	0.38%	0.48%	0.58%	0.61%	0.61%	0.73%	0.65%
Loan loss ratios:												
RLL / loans	1.40%	1.40%	1.40%	1.41%	1.41%	1.41%	1.41%	1.42%	1.42%	1.42%	1.38%	1.39%
RLL / nonperforming loans	293.26%	293.26%	353.19%	382.67%	382.67%	479.77%	402.54%	312.72%	283.40%	283.40%	222.85%	227.18%
Net charge-offs to average net loans	0.23%	0.17%	0.29%	0.45%	0.49%	0.34%	0.36%	0.61%	0.49%	0.73%	0.49%	0.21%

Footnotes:
(1)   Tax equivalent basis reflects federal and state tax benefits.
(2)   Annualized based on the number of days outstanding for each period presented.

Source of Information:

The information and statistical data contained herein have been prepared by First Midwest Bancorp, Inc. and have been derived or calculated from selected quarterly and period-end historical financial statements prepared in accordance with accounting principles generally accepted in the United States. The balance sheet and income statement information contained herein as of each year end, and for the years then ended, are derived from financial statements and footnote information audited by Ernst & Young LLP, First Midwest's independent external auditors. The quarterly balance sheet and income statement information contained herein is derived from quarterly financial statements and footnote information upon which Ernst & Young LLP has rendered a Quarterly Review Report.

First Midwest Bancorp, Inc. is under no obligation to update, keep current or continue to provide the information contained herein. This information is provided solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or establish any business relationships with First Midwest Bancorp, Inc. or any of its subsidiaries. Quarterly results for the current year contained herein are not necessarily predictive of full current year results.